Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

In this report, as used herein, and unless the context suggests otherwise, the term “Company” refers to Bit Origin Ltd, and the terms “we” “us” or “ours” refer to the combined business of Bit Origin Ltd, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2024 filed with the Securities and Exchange Commission on December 26, 2024 (the “2024 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2024 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2024 Annual Report.

Overview

We were engaged in the Bitcoin mining related operation and management. We used specialized computers, known as miners, to generate Bitcoins, a digital asset (also known as a cryptocurrency). The miners use ASIC chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the Bitcoin blockchain. For every block added, the Bitcoin blockchain awards a Bitcoin award equal to a set number of Bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a Bitcoin award.

The Bitcoin mining business started generating revenue in May 2022. In December 2023, we ceased the Bitcoin mining operations due to the high operating costs in the United States. Since June 2024, we have become a non-exclusive sales representative of Aethir Edge miners and related hardware. In 2025, we entered into several sales agreements to sell a total 295 units of Aethir Edge miners. These agreements mark a significant step in our revenue generation strategy within the decentralized cloud infrastructure market.

We do not have miners for cryptocurrencies other than Bitcoin. We do not and will not have any cryptocurrency operations in China.

Summary of Cryptocurrency Mining Results

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the six months ended December 31, 2024:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance on June 30, 2023	82.32	$2,084,330
Revenue recognized from cryptocurrencies mined	95.62	2,888,482
Hosting fees settled in cryptocurrencies	(7.60)	(212,344)
Proceeds from sale of cryptocurrencies	(165.87)	(4,668,828)
Realized gain on sale/exchange of cryptocurrencies	—	94,149
Impairment loss of cryptocurrencies	—	(7,102)
Balance on June 30, 2024	4.47	$178,687
Revenue recognized from cryptocurrencies mined	—	—
Hosting fees settled in cryptocurrencies	—	—
Proceeds from sale of cryptocurrencies	—	—
Realized gain on sale/exchange of cryptocurrencies	—	—
Impairment loss of cryptocurrencies	—	—
Balance on December 31, 2024 (unaudited)	4.47	$178,687

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

Total cryptocurrency mining revenue for the six months ended December 31, 2024 and 2023 was nil and approximately $2.9 million, respectively. We started Bitcoin mining in May 2022 and were awarded a total of 95.62 coins during the six months ended December 31, 2023 at an average Bitcoin value of $30,208. In December 2023, we ceased the Bitcoin mining operations due to the high operating costs in the United States.

Costs and expenses

Cost of revenues for cryptocurrency mining for the six months ended December 31, 2024 and 2023 was nil and approximately $3.8 million, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the six months ended on December 31, 2024 and 2023. We signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross Profit

The gross profit for the six months ended December 31, 2024 and 2023 was nil and approximately ($0.9) million, respectively. The negative gross profit for the six months ended on December 31, 2023 was mostly due to the depreciation charges for facilities and hosting costs.

General and Administrative Expenses

General and administrative expenses increased by approximately $1.1 million, or 122.7%, from approximately $0.9 million for the six months ended December 31, 2023 to approximately $2.0 million for the six months ended December 31, 2024.

The increase in general and administrative expenses was primarily due to an increase in consulting and legal professional fees of approximately $1.4 million for the resolution of BCB litigation (see Note 15 of the Company’s annual financial statements included in the Form 20-F for the year ended June 30, 2024) and the NASDAQ compliance issues. The increase in general and administrative expenses was offset by the decrease of approximately $0.4 million salary expense during the six months ended December 31, 2024.

Provision for Credit Losses

During the six months ended December 31, 2024, we made $3,375 provision for expected credit losses for other receivables and recovered $65,507 of expected credit losses for loans receivable.

During the six months ended December 31, 2023, we made $349,960 provision for expected credit losses for the Canada Goods & Services Tax receivable.

Impairment Loss of Long-lived assets

We made nil and $4,530,587 of impairment loss during for the six months ended December 31, 2024 and 2023 for our cryptocurrency mining equipment, respectively.

Stock Compensation Expenses

We incurred nil and $42,009 during the six months ended December 31, 2024 and 2023 for the stock-based compensation expenses on the employees, respectively.

Loss from Operations

The loss from operations for the six months ended December 31, 2024 was approximately $1.9 million, a decrease of approximately $4.8 million, or 71.8%, from approximately $6.8 million for the six months ended December 31, 2023. The decrease was primarily due to the impairment loss of approximately $4.5 million incurred during the six months ended December 31, 2023.

Other Income (Expenses), Net

Our other income (expenses), net, includes realized gain (loss) on sale/exchange of cryptocurrencies, interest income, interest expense, other finance expenses, and other income (expenses). Our total net other expenses were approximately $0.9 million for the six months December 31, 2024, an increase of approximately $0.6 million or 197.9%, from our net other expenses of approximately $0.3 million for the six months December 31, 2023. The increase was primarily due to an increase in other finance expenses of approximately $0.3 million due to the increased amortization of convertible debenture issuance costs and discounts and an increase in interest expense of approximately $0.3 million.

Provision for Income Taxes

We did not have any taxable income during the six months ended December 31, 2024 and 2023.

Net Loss

Our net loss was approximately $2.8 million for the six months ended December 31, 2024, decreased by approximately $4.3 million, or 60.3%, from a net loss of approximately $7.1 million for the six months ended December 31, 2023. Such change was the result of the combination of the changes as discussed above.

The following tables reconcile our non-GAAP net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

	For the six months ended December 31,
				Percentage
	2024	2023	Change	Change
Reconciliation of net loss to non-GAAP net loss
Net loss	$(2,805,331)	$(7,058,158)	$4,252,827	(60.3)%
Stock compensation expense	—	42,009	(42,009)	(100.00)%
Non-GAAP net loss	$(2,805,331)	$(7,016,149)	$4,210,818	(60.0)%

Our non-GAAP net loss decreased by approximately $4.2 million, or 60.0%, to non-GAAP net loss of approximately $2.8 million for the six months ended December 31, 2024, from non-GAAP net loss of approximately $7.0 million for the six months ended December 31, 2023. Such change was primarily attributable to the impairment loss of approximately $4.5 million the six months ended December 31, 2023 as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of December 31, 2024, we had working capital of approximately $2.1 million. We will evaluate partnerships to diversify into other blockchain-related activities or products. We are actively seeking alliances with blockchain service providers, data center operators, and decentralized finance (DeFi) platforms to explore new revenue opportunities. We will use equity financing to finance our working capital requirements and capital expenditures when necessary. We are also implementing a structured approach to managing our debt obligations by negotiating conversions with our largest debt holder, converting a portion of the liability into equity, and exploring sustainable financial structures.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

The following summarizes the key components of our cash flows for the six months ended December 31, 2024 and 2023.

	For the six months ended December 31,
	2024	2023
Net cash used in operating activities	$(2,925,202)	$(4,620,364)
Net cash provided by investing activities	1,545,888	3,718,828
Net cash provided by financing activities	—	7,773,271
Net change in cash and cash equivalents	$(1,379,314)	$6,871,735

Operating activities

Net cash used in operating activities was approximately $2.9 million for the six months ended December 31, 2024, which was mainly due to the net loss of approximately $2.8 million, the increase in prepayments of approximately $1.0 million, and the decrease in other payables and accrued liabilities of approximately $0.4 million. The net cash used in operating activities was mainly offset by the decrease of other receivables of approximately $0.8 million, and the non-cash items of the amortization of convertible debenture issuance costs and discounts of approximately $0.5 million,

Net cash used in operating activities was approximately $4.6 million for the six months ended December 31, 2023, which was mainly due to the net loss of approximately $7.1 million, realized gain on sale/exchange of cryptocurrencies of approximately $0.1 million, the increase of cryptocurrencies - mining of approximately $3.0 million, the increase of other receivables of approximately $1.0 million, and the decrease of accounts payable approximately $0.7 million. The net cash used in operating activities was mainly offset by the non-cash items of the depreciation expense of approximately $0.9 million, the provision for expected credit losses of approximately $0.3 million, and the impairment losses of approximately $4.5 million, the amortization of convertible debenture issuance costs and discounts of approximately $0.3 million, the decrease in prepayments of approximately $0.3 million, the decrease in security deposits of approximately $0.1 million, and the increase in other payables and accrued liabilities of approximately $0.5 million.

Investing activities

Net cash provided by investing activities for the six months ended December 31, 2024 was approximately $1.5 million from the repayments of third-party loans.

Net cash provided by investing activities for the six months ended December 31, 2023 was approximately $4.7 million from the sale of mined Bitcoins. This was offset by the loan to a third party of approximately $1.0 million.

Financing activities

We had no financing activities for the six months ended December 31, 2024.

Net cash provided by financing activities was approximately $7.8 million for the six months ended December 31, 2023, primarily due to the proceeds from issuance of ordinary shares through private offerings of approximately $2.9 million, and the net proceeds from convertible debenture, net of issuance costs of approximately $6.1 million. Cash provided by financing activities was mainly offset by the repayments to the convertible debenture of $0.3 million and the repayments to third party loans of approximately $0.8 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.